Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Three months
	ended	Year ended December 31,
	March 31, 2011	2010		2009	2008	2007	2006
EARNINGS
Income from continuing operations before income taxes as reported	$515	$2,367		$1,622	$2,750	$2,237	$2,230

Add (subtract):
Total interest expenses (as detailed below)	127	517		499	491	520	548
Amortization of capitalized interest	2	8		7	6	6	5
Income of partially owned entities(1)	(6)	(43)		(36)	(40)	(57)	(48)

Total earnings	$ 638	$ 2,849	$	$ 2,092	$ 3,207	$ 2,706	$ 2,735

FIXED CHARGES
Interest expense on debt	$112	$462		$467	$444	$441	$476
Interest expense on unrecognized tax benefit	(2)	1		(6)	(15)	12	--
Other interest expense	4	16		1	17	15	17
Calculated interest portion of rent expense (2)	13	38		37	45	52	55

Total interest expenses	127	517		499	491	520	548

Capitalized interest	4	15		17	15	14	13

Total fixed charges	$131	$532		$516	$506	$534	$561

RATIO OF EARNINGS TO FIXED CHARGES	4.87	5.36		4.05	6.34	5.07	4.88

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.

(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.